Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-8 No. 333-163370) pertaining to the Pzena Investment Management, Inc. 2007 Equity Incentive Plan.

2) Registration Statement (Form S-3 No. 333-155354) of Pzena Investment Management, Inc. and

3) Registration Statement (Form S-8 No. 333-147027) pertaining to the Pzena Investment Management, Inc. 2007 Equity Incentive Plan

of our reports dated March 12, 2010 with respect to the consolidated financial statements of Pzena Investment Management, Inc. and the effectiveness of internal control over financial reporting of Pzena Investment Management, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/ ERNST & YOUNG LLP

New York, New York
March 12, 2010